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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 12b-25/A

                                                Commission File Number  0-26232
                                                                       ---------
                          NOTIFICATION OF LATE FILING

(CHECK ONE):   [X] FORM 10-K    [ ] FORM 11-K    [ ] FORM 20-F    [ ] FORM 10-Q
[ ] FORM N-SAR

          FOR PERIOD ENDED:  DECEMBER 31, 1997
                             -----------------------

[ ] TRANSITION REPORT ON FORM 10-K    [ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM 20-F    [ ] TRANSITION REPORT ON FORM N-SAR
[ ] TRANSITION REPORT ON FORM 11-K

          FOR THE TRANSITION PERIOD ENDED:

________________________________________________________________________________

          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM PLEASE PRINT OR TYPE.

          NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

          IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:
                                                        ------------------------

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                                     PART I

                             REGISTRANT INFORMATION

FULL NAME OF REGISTRANT    CHINA PACIFIC, INC.
                        -----------------------------------

FORMER NAME IF APPLICABLE    NOT APPLICABLE
                           --------------------------------

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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

ROOM 2008    SUN HUNG KAI CENTRE, 30 HARBOUR ROAD
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CITY, STATE AND ZIP CODE  WANCHAI, HONG KONG
                         --------------------------------

                                    PART II
                             Rule 12b-25(b) AND (c)

         IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12b-25(b), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE.)

          |     (a)   THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III
          |           OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE
          |           EFFORT OR EXPENSE;
          |
          |     (b)   THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION
          |           REPORT ON FORM 10-K, 20-F, 11-K OR FORM N-SAR, OR PORTION
[ ]       |           THEREOF WILL BE FILED ON OR BEFORE THE 15TH CALENDAR DAY
          |           FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT
          |           QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR
          |           PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH
          |           CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND
          |
          |     (c)   THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY
          |           RULE 12-b-25(c) HAS BEEN ATTACHED IF APPLICABLE. REVISED
                      ACCOUNTANT'S STATEMENT IS ATTACHED.
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                                    PART III
                                   NARRATIVE

         STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 11-K,
20-F, 10-Q, N-SAR OR THE TRANSITION REPORT PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)
                                                   SEE ATTACHMENT A FOR DETAILS.

                                    PART IV
                               OTHER INFORMATION

         (1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS NOTIFICATION

MATTHEW ANDERSON OR TIM HOXIE           (415)       772-6000
--------------------------------------------------------------------------------
         (NAME)                      (AREA CODE)(TELEPHONE NUMBER)

         (2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).
                                                            [X]  YES   [ ]  NO

         (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?
                                                            [ ]  YES   [X]  NO

         IF SO: ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

                              CHINA PACIFIC, INC.
--------------------------------------------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

Date    4/15/98                          By          /s/ THOMAS TONG
        --------------                      ------------------------------------
                                            Thomas Tong, Chief Financial Officer

                 INSTRUCTION, THE FORM MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR BY ANY OTHER DULY AUTHORIZED REPRESENTATIVE. THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. IF THE STATEMENT IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF THE REGISTRANT SHALL BE FILED WITH THE FORM.


                                   ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                       2
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                                  Attachment A

                                    PART III
                                   NARRATIVE

         CHINA PACIFIC, INC. (THE "COMPANY") IS UNABLE TO FILE ITS FORM 10-K ON OR BEFORE APRIL 15, 1998, BECAUSE THE COMPANY'S JOINT VENTURE SUBSIDIARY, CHENGDU CHENGKANG IRON AND STEEL LIMITED ("CHENGDU STEEL"), HAS NOT PROVIDED FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997 TO THE COMPANY OR TO ITS ACCOUNTANTS, ARTHUR ANDERSEN AND CO., SUFFICIENT TO PERMIT THE COMPANY TO PREPARE OR ARTHUR ANDERSEN TO AUDIT FINANCIAL STATEMENTS FOR 1997. CHENGDU STEEL IS A JOINT VENTURE BETWEEN THE COMPANY (WHICH HOLDS A 60% INTEREST IN CHENGDU STEEL) AND CHENGDU IRON AND STEEL PLANT ("CISP"), A STATE-OWNED PRC COMPANY CONTROLLED BY THE DEPARTMENT OF METALLURGY OF THE CHENGDU GOVERNMENT, WHICH HOLDS THE REMAINING 40% INTEREST. (THE JOINT VENTURE AGREEMENT HAS BEEN FILED WITH THE COMMISSION EACH YEAR AS EXHIBIT 10.1 TO THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB, INCORPORATED BY REFERENCE FROM THE RESPECTIVE EXHIBITS FILED WITH THE COMPANY'S CURRENT REPORT ON FORM 8-K DATED OCTOBER 30, 1995).
A GENERAL MANAGER NOMINATED BY CISP AND APPROVED BY CHENGDU STEEL'S BOARD IS GENERALLY RESPONSIBLE UNDER THE JOINT VENTURE AGREEMENT FOR MANAGEMENT OF THE JOINT VENTURE, INCLUDING PROVIDING THE COMPANY WITH FINANCIAL INFORMATION. CISP HAS TERMINATED THE SERVICE OF MR. LIAO ZICAI AS GENERAL MANAGER OF CISP AND AS A RESULT HE ALSO CEASED TO BE THE GENERAL MANAGER OF CHENGDU STEEL. A NEW MANAGER NOMINATED BY CISP IS CURRENTLY RUNNING CHENGDU STEEL'S PLANT ON AN INTERIM BASIS, BUT HE HAS NOT BEEN APPROVED BY CHENGDU STEEL'S BOARD IN ACCORDANCE WITH THE JOINT VENTURE AGREEMENT. TO DATE, DESPITE THE COMPANY'S EFFORTS, THE NEW MANAGER OF CISP HAS NOT COOPERATED WITH THE COMPANY TO PROVIDE FINANCIAL INFORMATION SUFFICIENT TO PREPARE THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1997, DESPITE THE OBLIGATION TO DO SO UNDER THE JOINT VENTURE AGREEMENT. THE COMPANY'S MANAGEMENT IS WORKING DILIGENTLY TO ENSURE THAT THE NECESSARY FINANCIAL INFORMATION IS OBTAINED, AND THE FORM 10-K IS FILED, AS SOON AS POSSIBLE.





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                                     ARTHUR
                                    ANDERSEN

April 14, 1998

                                                 Arthur Andersen & Co.
The Directors                                    Certified Public Accountants
China Pacific, Inc.                              28/F., Wing On Centre
2008 Sun Hung Kai Centre                         111 Connaught Road Central
30 Harbour Road                                  Hong Kong
Wanchai                                          Tel:  852 2852 0222
Hong Kong                                        Fax:  852 2815 0548
                                                 Direct Fax:

Attention:  Mr. Clement Mak


Dear Sirs,

We refer to the arrangement on the audit of the financial statments of China Pacific, Inc. and Subsidiaries as of and for the year ended December 31, 1997, as set out in our arrangement letter dated January 27, 1998, and our earlier letter to you dated March 27, 1998. We will not be able to complete our audit of China Pacific, Inc. and Subsidiaries by April 15, 1998 as certain accounting records of Chengdu Chengkang Iron and Steel Limited ("CCIS"), the major subsidiary, are not available for our audit. Please advise when the final management accounts of CCIS, together with the underlying account records, will be available to us so that we can re-commence our audit of the Company.

If you have any questions, please contact our Kennedy Liu at 852-2852-0270 (direct) or Brian Choi at 852-2853-5885 (direct) or Liu Shun Fai at 852-2852-0444 (direct).



Very truly yours,


/s/ Arthur Andersen & Co.